Exhibit 99.1

FRO - Response from Frontline to the letter from the Board of DHT Holdings Inc. dated 7 May, 2017.

Press release from Frontline Ltd. 15.05.2017

Frontline Ltd. (NYSE/OSE: FRO) today announced that Frontline has sent a response to the Board of DHT Holdings Inc. to the letter received from the Board of DHT Holdings Inc. dated May 7, 2017.

Please find below a copy of the response letter sent by Frontline to the DHT Board:

Dear Mr. Lind,

We write in response to the 7 May 2017 letter from the Board of Directors ("Board") of DHT Holdings, Inc. ("DHT") regarding our 25 April 2017 letter proposing a business combination ("offer") between DHT and Frontline Ltd. ("Frontline").

Although your letter claims that the DHT Board is "open to exploring alternatives" that could enhance DHT shareholder value, it is clear from your response and prior conduct that this is untrue. You have repeatedly refused to allow DHT shareholders a realistic opportunity to consider our offer, and that, combined with your use of legal mechanisms to entrench the Board and management of DHT, can in our view only harm shareholder value and confirm the market's persistent view that DHT's share price should be discounted relative to NAV.

Your criticism of our offer is self-serving and misleading, particularly in light of the fact that DHT itself has deemed the offer "non-coercive". You focus solely on what percentages DHT would contribute to the combined company in terms of NAV, EBITDA and EPS, and fail to give due consideration to, first, the immediate value creation that our offer of 0.8 Frontline shares per DHT share would provide to your shareholders and, second, the increased upside potential of being invested in Frontline shares to which the market has consistently ascribed a premium to NAV, as opposed to DHT shares to which the market has consistently ascribed a discount to NAV.

You argue that there is nothing stopping Frontline from making a formal tender offer directly to your shareholders. That is misleading, because Frontline will not be able to close any tender offer it makes without triggering the punitive dilution provisions of the Shareholder Rights Plan (i.e., the "poison pill") you implemented precisely to prevent such an offer by Frontline. In addition, you largely exempted BW Group Limited ("BW Group") from these provisions of the poison pill and granted BW Group a matching right which acts as a significant deterrent not just in relation to Frontline but also to other potential bidders. By your actions, you have provided BW Group with a pathway to seize control of DHT whilst simultaneously preventing Frontline (or any other bidder) from doing so. In particular, you have permitted BW Group to increase its holdings to 45% of DHT (while all other active shareholders are held under 10%). You have also given BW Group the ability to veto competing offers, in addition to its exclusive ability to make an offer directly to shareholders, as Frontline has been blocked from doing by the poison pill. The net effect of your actions (amongst other entrenchment mechanisms you have erected such as a staggered board of directors) has been to deprive your shareholders of any opportunity to properly consider Frontline's offer (an offer DHT has already determined is "non-coercive").

With respect to the other criticisms you raise in your letter and other responses, as you continue to refuse to engage in any meaningful good faith negotiations, we respond only briefly as follows:

•
Earlier this year (at the time we made our initial offer to DHT), management of DHT first stated that the NAV of the DHT fleet was $5.70 per share.  During your most recent earnings call you declared that you have now "established" your NAV to be $5.37 by virtue of your vessel acquisition from BW. The fact that your share price trades at a significant discount to your newly "established" NAV has two effects.  First, it discredits your argument that NAV should be used as a starting point for a business combination. In fact, the starting point should be your share price. Second, and more importantly, it raises serious questions about why the market has consistently failed to ascribe any premium to DHT's NAV but rather has discounted DHT's share price relative to its NAV.  We attribute that to the corporate governance, actions and record of DHT's Board and its management.

•
You state that we are at the mercy of a "dominant shareholder" whose liquidity needs may be in conflict with the interests of your shareholders. In reality, we believe the involvement of Hemen Holdings Ltd., Frontline's largest shareholder, is one of the key reasons why the market has consistently ascribed a premium to Frontline's NAV.

•
Your suggestion that Frontline's largest shareholder "siphons" returns from Frontline "via an externally owned management company" is false. Frontline Ltd. owns 100% of the shares in Frontline Management AS, its management company.

•
The compensation paid to senior management of Frontline Management AS is a fraction of that paid to the senior management of DHT.  At Frontline, compensation is strictly aligned with our ability to pay dividends and the appreciation of our shares.

•
It is difficult to comprehend why DHT requires the services of co-CEOs, with a compensation package that significantly exceeds that of any comparable tanker company. We cannot think of a single shipping company that has two CEOs, and query whether DHT's Board has properly considered the costs duplication, corporate governance complexities and inefficiencies of that arrangement. Those costs come directly out of the pockets of DHT's shareholders.

Shareholders' total return is based on share price appreciation and dividends received. DHT's share price has languished at a massive discount to the liquidation value of its fleet for years. Every day the stock market votes on the competence of management and their ability to provide results for shareholders in the future.  Every day the market has expressed a vote of "no confidence" in the DHT Board and its management.  Our proposal to combine with DHT did not include the retention of either the DHT Board or senior management and, in our view, is one of the key reasons for the imposition of the multiple entrenchment measures you have put in place.

Every action the DHT Board has taken, from failing to negotiate with Frontline in good faith, hiring high priced advisors to entrench themselves and management and diluting shareholder value with the acquisition of more vessels, has been colored by self-interest.

DHT's press release on 28th February includes the following statement:

'.the revised Frontline proposal continues to be wholly inadequate and not in the best interests of DHT or its shareholders.' (Our underlining)

In fact, DHT's Board and management have in our view confused their own interests with those of the company and its shareholders.  It is now clear to us that DHT's Board and management team prefer to maintain their cozy scheme and it should be clear to all shareholders that the interests of DHT's Board and management and the interests of its shareholders diverge.  Simply put, the ability of DHT's shareholders to trust that DHT's Board and management will act in the best interests of the company and its shareholders has been completely undermined.

You also incorrectly state that we have claimed multiple times that our proposal is final and that you have taken us at our word on this point. In fact, as reflected in our most recent letter, we remain willing to discuss our offer and negotiate with you in good faith, provided that the DHT Board meets its fiduciary duties by agreeing to suspend the Shareholder Rights Plan and Investor Rights Agreement, which prevent Frontline (and any other bidder) from competing with BW Group's efforts to seize control of DHT.

On behalf of Frontline and other DHT shareholders, we again request that the DHT Board commence good faith negotiations with Frontline on its offer, or redeem the poison pill and permit Frontline to take its offer directly to DHT's shareholders.

Yours sincerely,

Robert Hvide Macleod
Principal Executive Officer
Frontline Limited

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination transaction with DHT proposed by Frontline, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This material is not a substitute for the prospectus and/or proxy statement Frontline would file with the SEC regarding the proposed transaction if such a negotiated transaction with DHT is reached or for any other document which Frontline may file with the SEC or send to DHT or Frontline stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF Frontline AND DHT ARE URGED TO READ ANY SUCH DOCUMENTS FILED  WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov

Forward-Looking Statements

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation  Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this communication are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially  from those discussed in the forward-looking statements include DHT's failure to accept Frontline's proposal and enter into a definitive agreement to effect the transaction, fluctuations in the value of Frontline common shares issued in connection with the proposed acquisition, the strength of world economies, fluctuations in currencies and interest rates, general  market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Frontline with the Securities and Exchange Commission.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Contacts:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76